STATEMENT OF FINANCIAL CONDITION

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, Inc.)
Year Ended December 31, 2025
SEC File Number 8-10781
With Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Information bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document. The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)-(3).

Security Distributors, LLC

(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

Statement of Financial Condition

Year Ended December 31, 2025

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Security Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

March 27, 2026

We have served as the Company's auditor since at least 1980, but we are unable to determine the specific year.


Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

Statement of Financial Condition

December 31, 2025

(In Thousands)


Assets

Cash	$	12,740
Receivables from related parties		5,136
Accounts receivable for revenue sharing		3,848
Other assets		673
Total assets	$	22,397

Liabilities and member's capital

Liabilities:

Payables to related parties	$	5,074
Payable for purchases of retirement plan products		251
Accounts payable		338
Total liabilities	$	5,663

Member's capital:

Contributed capital		16,033
Retained earnings		701
Total member's capital	$	16,734
Total liabilities and member's capital	$	22,397

See accompanying notes.

Notes to Statement of Financial Condition
(In Thousands)

December 31, 2025

1. Nature of Business and Ownership

Security Distributors, LLC (the "Company") is a wholly owned subsidiary of Security Benefit Life Insurance Company ("SBLIC"), which is a subsidiary of SBL Holdings, Inc ("SBLH"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a licensed insurance agent in all states except New York. The Company primarily distributes variable annuities sponsored by SBLIC and First Security Benefit Life Insurance and Annuity Company of New York ("FSBL"), an affiliated entity, mutual funds available through such annuities, and retirement plan products for which a related party, Security Financial Resources, Inc. ("SFR"), is record keeper and administrator.

As the single member of the Company, SBLIC (the "Member") will from time to time contribute capital to the Company as it shall determine. The Company's profits and losses will be allocated to the Member. Distributions will be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into an agreement with Security Benefit Business Services, LLC ("SBBS"), a related party, to handle all corporate functions and processes. The Company has no direct employees. All employees and the majority of expenses are paid by SBBS, and the allocable portion of these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes operating cash.

2. Significant Accounting Policies (continued)

Redemptions Receivable/Payable for Purchases of Retirement Plan Products

Redemptions receivable are amounts related to redemptions from participants in retirement plan products, which have been initiated by participants but not yet received from fund companies. Participants are funded for any redemptions by SFR and the Company reimburses SFR on the date the trade is settled with the fund companies. The Company's transactions with the fund companies are settled through the National Securities Clearing Corporation ("NSCC") and typically not settled directly with the fund companies.

Payable for purchases of retirement plan products are amounts related to participant purchases, which have been initiated by participants but not yet paid to fund companies. Participants send cash to pay for fund purchases and SFR applies the cash to the applicable retirement plan. SFR then reimburses the Company on the date the trade is settled with the fund companies.

Receivables from Related Parties/Payables to Related Parties

These balances are typically settled one day after receiving a participant's request. Because of this daily settlement, the amount of unsettled trades is limited to the daily net amount owed to or by the Company. These balances are recorded on a net basis in either *Receivables from related parties* or *Payables to related parties*, as applicable.

Income Taxes

The Company is a disregarded entity for income tax purposes and is not subject to U.S. federal and state taxes. The Internal Revenue Service is currently examining the Eldridge Wealth Solutions Inc. and Subsidiaries' federal tax returns for tax years 2018 and 2019. No adjustments have been proposed for the Company. The Company is no longer subject to federal and state examinations by tax authorities for the years before 2018. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2025.

Single Reportable Segment

The Company is engaged in a single line of business as a wholesale securities broker-dealer, distributing variable annuity products, mutual funds available through such annuities, and retirement plan products (see Note 1). The Company has identified its Member's Board of Directors as the chief operating decision maker ("CODM"), which uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and

2. Significant Accounting Policies (continued)

loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see above).

3. Other Assets

As of December 31, 2025, the balances that comprised *Other assets* are presented below:

Deferred selling commissions, net of accumulated amortization of ($3,956)	$	631
Investment income due and accrued		42
	$	673

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2025:

Balance at beginning of year	$	708
Costs deferred during the year		179
Amortized to commission expense during the year		(256)
Balance at end of year	$	631

As of December 31, 2025 there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

As of December 31, 2025, the balances that comprised *Receivables from related parties* are presented below:

Receivable from SFR for support fees	$	4,872
Net receivable for unsettled regular-way trades with related parties		243
Other accounts receivable from NSCC		21
	$	5,136

5. Contingencies

The Company is periodically party to legal and arbitral proceedings and subject to complaints, and the like, and is periodically examined by its regulators and may discuss certain matters with its regulators that come up during such examinations or otherwise. Management currently does not believe that any litigation, arbitration, complaint or other such matter to which the Company is party, or that any actions by its regulators with respect to any such examinations or matters under discussion with them, will, alone or collectively, materially adversely affect the Company's results of operations or financial condition.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to related parties, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2025, the Company had net capital of $7,383, which was $7,006 in excess of its required net capital of $377. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1 at December 31, 2025.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through March 27, 2026, the date that the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statements.